UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 11-K
___________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from January 1, 2025 to December 31, 2025
Commission file number 001-42517
___________________________
Northpointe Bancshares, Inc.
___________________________
(Exact name of registrant as specified in its charter)

Michigan	38-3413392
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3333 Deposit Drive Northeast Grand Rapids, Michigan	49546
(Address of Principal Executive Offices)	(Zip Code)
(616) 940-9400
Registrant’s telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	NPB	New York Stock Exchange
Securities registered pursuant to section 12(g) of the Act:
Common Shares
(Title of class)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,”and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☐
APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS:
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐
(APPLICABLE ONLY TO CORPORATE REGISTRANTS)
Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date.
DOCUMENTS INCORPORATED BY REFERENCE
List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

Northpointe Bancshares, Inc. Employee Stock Ownership Plan

Northpointe Bancshares, Inc. Employee Stock Ownership Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of the Board of Directors of Northpointe
Bancshares, Inc. and Plan Participants
Northpointe Bancshares, Inc. Employee Stock Ownership Plan Grand Rapids, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Northpointe Bancshares, Inc. Employee Stock Ownership Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements).

In our opinion, these financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Northpointe Bancshares, Inc. Employee Stock Ownership Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

Supplemental Information

The accompanying December 31, 2025 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with our audit of the Northpointe Bancshares, Inc. Employee Stock Ownership Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ REHMANN ROBSON LLC

We have served as Northpointe Bancshares, Inc. Employee Stock Ownership Plan’s independent auditor since 2026.

Grand Rapids, Michigan
June 26, 2026

REQUIRED INFORMATION

Northpointe Bancshares, Inc. is the Plan Sponsor of the The Northpointe Bancshares, Inc. Employee Stock Ownership Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2025 and 2024, and for the year ended December 31, 2025, and the supplemental information as of December 31, 2025, have been prepared in accordance with the financial reporting requirements of ERISA.

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31, 2025	December 31, 2024

Assets
Participant‑directed investments at fair value:
Mutual funds	$4,779,591	$4,452,788
Common collective trust funds	46,224,880	41,812,095
Company stock	16,282,470	14,068,090
Total participant‑directed investments at fair value	67,286,941	60,332,973
Participant notes receivable	822,288	992,713
Net Assets Available for Benefits	$68,109,229	$61,325,686
See accompanying notes to financial statements

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2025

Additions
Contributions:
Employee	$3,198,699
Employer	1,248,772
Rollovers	365,838
Total contributions	4,813,309

Investment income:
Interest and dividends	478,709
Net appreciation in fair value of investments	9,634,566
Total investment income	10,113,275

Interest from participant notes receivable	71,344

Total additions	14,997,928

Deductions
Benefits paid to participants or beneficiaries	7,961,698
Administrative expenses	252,687
Total deductions	8,214,385

Net Increase	6,783,543

Net Assets Available for Benefits
Beginning of the year	61,325,686

End of the year	$68,109,229
See accompanying notes to financial statements

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements

Note 1 - Plan Description
The following description of Northpointe Bancshares, Inc. Employee Stock Ownership Plan (the "Plan") provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan that provides retirement benefits to eligible employees of Northpointe Bancshares, Inc. (the "Company"), and its subsidiary, who have completed 90 days of service, excluding nonresident alien, union, leased, and U.S. territory employees who meet specific and recognized eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Empower Trust Company, LLC ("Empower") is the custodian and recordkeeper of the Plan. The Plan has designated fiduciary responsibility over the Plan to Pentegra Retirement Services (the "Trustee"), which serves as the Trustee of the Plan and trust. The Company is the administrator of the Plan.
Contributions
The Plan allows both before-tax and after-tax contributions ("Roth"), subject to the Plan and the maximum tax‑deferred limitations established by the Internal Revenue Service. Employees become eligible for the Company matching contribution after meeting specific service requirements. Employees are automatically enrolled at 3 percent of eligible compensation. Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan. Participants have the option of investing in a fund that holds shares of the Company stock and cash to facilitate the buying and selling of Company stock within the fund ("Employer Stock Fund"). A participant may direct up to 20 percent of the participant's employee contributions and/or any rollovers to be invested in the Employer Stock Fund, and up to 20 percent of current elective contributions to be invested in the Employer Stock Fund.
The Plan provides for the following discretionary employer contributions: employer matching and profit sharing contributions, as approved by the Company's Board of Directors. During 2025, the Company contributed 60% of the first 7% of participants' eligible compensation that they elected to defer. The Company did not make any profit sharing contributions in 2025.
The Company may also make employee stock ownership plan ("ESOP") contributions to the Plan. ESOP contributions can be made either in cash, generally used to buy company stock, or directly in company stock. The Company has historically not made any ESOP contributions to the Plan, and none were made during 2025 or 2024.
Participant Accounts
Each participant's account is credited with the participant's contributions, rollover contributions, allocations of the Company's contributions (when made) and Plan earnings. Each participant's account is also charged with an allocation of administrative expenses. Allocations are based on participants' compensation or account balances, as defined in the Plan. Participants may direct the investments of their account balances into various investment options offered by the Plan except for the ESOP portion of the participant's account. There were no balances in ESOP portions of participant accounts and no non‑participant‑directed investments as of December 31, 2025 or 2024.
Distributions
Generally, each participant is entitled to receive a benefit provided by the total value of the participant's vested account as of their normal retirement date. Distributions are also made from the participant's vested balances due to death, disability, retirement, termination of service, or other circumstances as described in the Plan document. Participants may also withdraw all or a portion of vested balances in their account, upon attaining the age of 59 1/2. Additionally, under certain circumstances of financial hardship, a participant is allowed to withdraw vested balances from the Plan. Distributions from the employer stock fund will be paid in employer stock or cash with certain restrictions and options detailed in the Plan document.

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
Note 1 - Plan Description (Continued)
Vesting
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants are immediately 100 percent vested in elective and rollover contributions and any income or loss thereon. Vesting in the Company's ESOP, profit sharing, and matching contributions, plus actual earnings thereon, is based on years of service. Participants vest their contributions made by the Company 20 percent after one year of service and another 20 percent per year thereafter until they become fully vested after five years of service.
Participant Notes Receivable
The Plan contains provisions allowing participants to borrow from their accounts. Participants may borrow from their elective and rollover contribution accounts not invested in the employer stock fund up to a maximum of 50 percent of their account balances, not to exceed $50,000. Notes receivable are collateralized by the participant account balances and bear interest at rates ranging from 4.25% to 9.50%, which are commensurate with local prevailing rates at the time the notes were issued, as determined quarterly by the Plan Administrator. Principal and interest is collected ratably through payroll deductions.
Put Option
The Company completed an initial public offering ("IPO") of its stock, and in connection with the IPO, the Company’s common stock began trading under the ticker symbol "NPB” on February 14, 2025. Prior to the IPO, under federal income tax regulations, the company stock that was held by the Plan and its participants, and was not readily tradable on an established market, was subject to trading limitations and included a put option. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.
Forfeitures
If a participant is not fully vested on his or her termination date, the nonvested amount of the account is forfeited in accordance with the Plan document. Forfeitures are used to reduce future company contributions or to pay administrative expenses of the Plan. Employer cash contributions were reduced by $281,854 from forfeited nonvested accounts during 2025. At December 31, 2025 and 2024, forfeited nonvested accounts totaled $15,257 and $30,630, respectively.
Voting Company Stock
Each participant is entitled to exercise, in certain matters, voting rights attributable to the shares allocated to his or her account, as long as the Trustees are notified prior to the time that such rights are to be exercised.
Termination
While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan document and ERISA. Upon termination of the Plan, participants generally become 100 percent vested in their account balances.

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment Valuation
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan's valuation policies utilizing information provided by the investment advisor and custodian. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded as earned. Dividends are recorded on the ex‑dividend date. The net change in fair value of investments includes the Plan's aggregate gains and losses on investments bought and sold as well as held during the year.
Participant Notes Receivable
Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the note receivable to be in default, the participant note receivable is reduced and a benefit payment is recorded.
Contributions
Participant contributions are recorded when withheld from compensation. Employer contributions are recorded in the period in which they become obligations of the Company.

Administrative Expenses
The Plan's administrative expenses are paid either by the Plan or the Company, as provided by the Plan document. Certain administrative expenses, including an allocation of salaries related to Plan administration, and audit and legal costs, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Expenses that are paid directly by the Company are excluded from these financial statements. Fees for custodial and record keeping services are paid by the Plan. Participants are charged directly for loan fees and fees related to certain distribution types.
Benefit Payments
Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures at the date of the financial statements and during the reporting period. Application of these assumptions requires the exercise of judgment as to future uncertainties, and, as a result, actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies (Continued)
Subsequent Events
The financial statements and related disclosures include evaluation of events that occurred during the period subsequent to the most recent statement of net assets available for benefits presented herein, which is the date the financial statements were available to be issued.

Note 3 - Related Party and Party-in-Interest Transactions
Certain Plan investments are in funds and accounts that are managed by Empower or their subsidiaries and affiliates. Participant loan and distribution processing fees are paid to Empower by participants. The Plan paid for third party administrator fees and investment advisory fees which qualify as party-in-interest transactions. The Plan also issues loans to participants which are secured by the vested balance of the participants' accounts. Certain management fees in the form of an expense ratio charged to each investment option are paid by the Plan and deducted from earnings on investments. These transactions are party-in-interest transactions, which are exempt from prohibited transaction rules.
The Plan invests in stock of the Company; therefore, these transactions qualify as party‑in‑interest transactions, as defined under ERISA guidelines. Furthermore, certain plan expenses were paid by the Plan Sponsor.
On December 30, 2024, the Company executed and exchanged 1 share in exchange for 10 share as part of a stock split related to its IPO. The shares of common stock held by the plan at the offering date were converted to public shares, trading on the New York Stock Exchange under the ticker symbol "NPB". At December 31, 2025 and 2024, the Plan held 951,600 shares of common stock of the Company. The shares had a cost basis of $3,130,576 at December 31, 2025 and 2024. The 951,600 shares of Northpointe Bancshares, Inc. stock held by the Plan as of December 31, 2025 and 2024 represent 2.8% and 3.7% of the Company's outstanding shares as of December 31, 2025 and 2024, respectively.

Note 4 - Tax Status
The Plan has received a favorable determination letter dated September 6, 2023 from the IRS, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed in compliance with the applicable requirements of the IRC. Additionally, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC, and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.
US GAAP requires Plan management to evaluate and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. While the Plan may be subject to routine audits by taxing jurisdictions, there are currently no audits for any tax periods in progress.

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
Note 5 - Fair Value Measurements
Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.
Level 1 - Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.
Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted prices that are observable for the asset.
Level 3 - Fair values determined by Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset. Significant Level 3 inputs for company stock are based on the fair value determined through third-party appraisal, which utilized a combination of asset, market, and income approaches, including the net asset value method, discounted cash flow method, and guideline company method. The unobservable inputs for the discounted cash flow method were the pretax preprovision (PTPP), asset growth, and discount for limited marketability. The unobservable input for the guideline company method was revenue growth.
In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Mutual funds: Shares held in mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission ("SEC"). These funds are required to publish their daily Net Asset Value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market in which the individual securities are traded at December 31, 2025. As of December 31, 2024, the common stock fair value was determined by an independent valuation appraisal.

Collective collective trust ("CCT") funds: Valued at the NAV of units of a collective trust fund, is classified as "other" and is not assigned a level in the fair value hierarchy. The NAV as provided by the trustee of the CCT, is used as the practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
Note 5 - Fair Value Measurements (Continued)
The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2025 and 2024:

	Assets Measured at Fair Value on a Recurring Basis December 31, 2025
	Investment (at Fair Value)	Level 1	Level 2	Level 3

Mutual Funds	$4,779,591	$4,779,591	$—	$—
Company common stock	16,282,470	16,282,470	—	—
Total	21,062,061	$21,062,061	$—	$—

Investments measured at NAV - Common collective trust funds*	46,224,880
End of the year	$67,286,941

	Assets Measured at Fair Value on a Recurring Basis December 31, 2024
	Investment (at Fair Value)	Level 1	Level 2	Level 3

Mutual Funds	$4,452,788	$4,452,788	$—	$—
Company common stock	14,068,090	—	—	14,068,090
Total	18,520,878	$4,452,788	$—	$14,068,090

Investments measured at NAV - Common collective trust funds*	41,812,095
End of the year	$60,332,973
*Certain investments are measured at NAV per share (or its equivalent) on a non-active market and have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.
In connection with the Company's IPO, the common stock began trading on the New York Stock Exchange under the ticker symbol “NPB.” As the stock began trading on a national exchange in 2025, the fair value for the Company common stock was transferred from Level 3 to Level 1 as shown in the table below. There were no purchases, issuances, or transfers of Level 3 assets measured at fair value in 2025 prior to the IPO or for the year ended December 31, 2024.

	For the Year Ended December 31,
	2025	2024

Level 3 fair value assets at beginning of period	$14,068,090	$11,237,600
Transfer to Level 1	(14,068,090)	—
Changes in balances and fair value	—	2,830,490
Level 3 fair value assets at end of period	$—	$14,068,090

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
Note 5 - Fair Value Measurements (Continued)
The following tables set forth additional fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent) as of December 31:

	2025
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice

Common collective trust funds	$46,224,880	$—	Daily	0-30 days

	2024
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice

Common collective trust funds	$41,812,095	$—	Daily	0-30 days

ERISA - Required Supplemental Schedule

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
Schedule of Assets Held at End of Year

	Form 5500, Schedule H, Line 4i
	EIN 38-3413392, Plan No. 001
	December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

		Mutual funds:
	American Beacon	American Beacon Large Capital Value R6	*	$1,460,336
	American Funds	American Funds Europacific Growth R6	*	1,192,623
	Dodge & Cox	Dodge & Cox Income X	*	698,399
	FullerThaler	FullerThaler Behavioral Small‑Cap Equity R6	*	1,428,233
		Common collective trust funds:
	MetLife	MetLife Stable Value Fund Series 25053	*	965,058
	State Street Global Advisors	SSgA Nasdaq‑100 Index NL CL M	*	4,480,263
	State Street Global Advisors	SSgA S&P Mid Cap Index NL CL M	*	1,671,052
	State Street Global Advisors	SSgA S&P 500 Index K	*	4,155,632
	State Street Global Advisors	SSgA REIT Index NL C	*	548,121
	State Street Global Advisors	SSgA Target Retirement 2070 NL M	*	15,823
	State Street Global Advisors	SSgA Target Retirement 2065 NL Series Fund M	*	489,830
	State Street Global Advisors	SSgA Target Retirement 2060 NL Series Fund M	*	1,776,624
	State Street Global Advisors	SSgA Target Retirement 2055 NL Series Fund M	*	3,116,526
	State Street Global Advisors	SSgA Target Retirement 2050 NL Series Fund M	*	3,327,312
	State Street Global Advisors	SSgA Target Retirement 2045 NL Series Fund M	*	8,355,755
	State Street Global Advisors	SSgA Target Retirement 2040 NL Series Fund M	*	3,702,115
	State Street Global Advisors	SSgA Target Retirement 2035 NL Series Fund M	*	3,718,361
	State Street Global Advisors	SSgA Target Retirement 2030 NL Series Fund M	*	3,146,149
	State Street Global Advisors	SSgA Target Retirement 2025 NL Series Fund M	*	827,610
	State Street Global Advisors	SSgA Target Retirement Income NL CL M	*	588,681
	State Street Global Advisors	SSgA Russell 1000 Growth Index NL Class C	*	4,397,241
	State Street Global Advisors	SSgA Cash Series U.S. Government Class G	*	942,727
(1)	Northpointe Bancshares, Inc.	Northpointe Bancshares, Inc. ‑ Common stock ‑ 951,600 shares	*	16,282,470
(1)	Participants	Participant notes receivable bearing interest at rates ranging from 4.25 to 9.50 percent	-	822,288
		Total		$68,109,229

	*Cost information not required
	(1) A party-in-interest as defined by ERISA

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
Exhibit to Report on Form 11-K

Exhibit No.	Description

23.1	Consent of Rehmann Robson LLC
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
* * * * * *

Northpointe Bancshares, Inc. Employee Stock Ownership Plan
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Northpointe Bancshares, Inc. Employee Stock Ownership Plan

Date: June 26, 2026	By:	/s/ Sheri duChemin
Sheri duChemin, Plan Administrator